UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

217 Queen Street West, Suite 303

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated July 8, 2026 - IsoEnergy Resumes Summer Drilling at Hurricane South Trend with Strong Initial Results; 11,075 cps over 3.5 m, Including 43,160 cps Over 0.5 m, Intersected on South Trend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

Date: July 8, 2026	By:	/s/ Graham du Preez
Name: Graham du Preez
Title: Chief Financial Officer